DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 1-8-07

07043116

January 11, 2007

Jeffrey A. Welikson
Vice President and Secretary
Lehman Brothers Holdings Inc.
1301 Avenue of the Americas, 5th Floor
New York, NY 10019

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/11/2007

Re: Lehman Brothers Holdings Inc.
Incoming letter dated December 4, 2006

Dear Mr. Welikson:

This is in response to your letters dated December 4, 2006 and January 4, 2007 concerning the shareholder proposal submitted to Lehman Brothers by the Free Enterprise Action Fund. We also have received a letter from the proponent dated December 12, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

JAN 2 4 2007

Enclosures

PROCESSED
FEB 0 6 2007 E
THOMSON
FINANCIAL

cc: Steven J. Milloy
Managing Partner and General Counsel
c/o Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

806085

action fund
management.LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

RECEIVED
2006 DEC 13 PM 4:27
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 12, 2006

BY OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lehman Brotehrs Holdings Inc.; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund "FEAOX"), attached please find six (6) copies of FEAOX's response to a December 4, 2006 request by Lehman Brothers Holdings Inc. for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Enclosures

action fund
management.LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

RECEIVED
2006 DEC 13 PM 4:27
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 12, 2006

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Lehman Brothers Holdings Inc.; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAOX") in response to the December 4, 2006 request by Lehman Brothers Holdings Inc. ("Lehman" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with Lehman's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

Action Fund Management, LLC is the investment adviser for FEAOX and is authorized to act on behalf of FEAOX. FEAOX believes the Proposal is not excludable for any of the reasons claimed by Lehman.

THE PROPOSAL

The Proposal states in its entirety:

SARBANES-OXLEY RIGHT-TO-KNOW REPORT

Resolved: The shareholders request that the Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a Sarbanes-Oxley Right-to-Know Report. The report should include:

1. An assessment of the costs and benefits of the Sarbanes-Oxley Act on the Company's in-house operations; and
2. An assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business.

Supporting Statement:

Since the Company operates for the benefit of shareholders, they have the right to know how laws and regulations impact Company operations.

The Sarbanes-Oxley Act of 2002 (SOX) was intended to improve investor protection and confidence. SOX, however, may adversely impact Company operations without providing the commensurate benefits intended by Congress. Shareholders have the right to know how SOX impacts the Company so they can take appropriate action if warranted.

SOX may be harming shareholder value through unnecessarily burdensome compliance costs and by reducing the Company's investment banking business.

"[In 2005,] only one of the world's 25 biggest initial public offerings listed in the U.S. So far in 2006, just one of the 10 biggest IPOs have priced here. Six years ago, in comparison, the U.S. hosted nine of the top 10 IPOs. Many executives here and abroad blame U.S. regulation. High on their hit list is Sarbanes-Oxley – SOX –, the 2002 corporate-governance law that many CEOs find overly restrictive and costly. [Wall Street Journal, Fixing SOX No Quick Fix, September 22, 2006]

"...Anguish over SOX in this country is not abating... As the CEO of a U.S. stock market, I am in frequent contact with a broad spectrum of business leaders, many of whom list on our exchange. When it comes to SOX, their message is clear: The burden of compliance is onerous, the cost is significant, and it falls disproportionately on smaller companies that are least able to pay. Our research has shown that the burden on small companies, on a percentage of revenue basis, is 11 times that of large companies." [Bob Greifeld, Nasdaq President, *Wall Street Journal*, March 6, 2006]

"That is only part of the problem. In my travels to countries like China, India and Israel, I meet with the new generation of international entrepreneurs who are building businesses and dreaming of the day they can take their companies public. The constant refrain I hear is that when it comes time to do an IPO, they will be reluctant to list on American markets. They will look elsewhere to raise capital, and the main reason they cite is SOX. Indeed, a recent piece in these pages suggested that 90% of international small companies intending to go public are choosing to list abroad because of SOX costs and concerns. Despite the compelling advantages of listing with the world's most efficient markets and having access to our vast pool of sophisticated investors, many of these companies are likely to follow the line of least resistance and list abroad. [Ibid.]

RESPONSE TO LEHMAN'S CLAIMS

I. Summary of the Proposal

The Proposal requests that Lehman prepare a report on the costs and benefits to the Company of the Sarbanes-Oxley Act of 2002 ("SOX"). Although SOX was enacted to improve investor protection and confidence, significant public debate has arisen about whether SOX's costs outweigh its benefits to companies. SOX is a significant social policy that may impose substantial costs on Lehman and that also may also impact Lehman's business opportunities.

Given the ongoing public debate about SOX, the Proposal views SOX as the sort "significant social policy issue" contemplated in Exchange Act Release No. 40,018 (May 21, 1998). Because the Proposal addresses a significant social policy issue – i.e., balancing the costs and benefits of the investor protection and confidence offered by SOX – that is the subject of considerable public debate, the Proposal is not excludable from proxy materials merely because it may relate in some manner to some aspect of ordinary business operations. Lehman acknowledges in its request that "the Proposal involves a matter with public policy implications."

The purpose of the Proposal is in the nature of disclosure. That is, shareholders are entitled to know how the significant social policy issue of SOX impacts their investment in Lehman.

The Proposal requests information about costs and benefits incurred by Lehman in the implementation of SOX – a similar request to what the Staff previously deemed appropriate for the shareholder proposal in *General Electric Company (January 17, 2006)*. The only difference between the two proposals is that in *General Electric Company*, the global warming policy at issue was self-imposed whereas the instant Proposal focuses on a financial regulatory policy externally imposed on Lehman. We believe that the source of the policy is not material with respect to whether the Proposal is excludable. Both global warming and SOX are subjects of considerable public debate that transcends ordinary business operations. As such, SOX constitutes a significant social policy issue of the type discussed in Exchange Act Release 40,018.

Contrary to Lehman's claims, the Proposal does not seek to monitor or micro-manage the Company's implementation of SOX; it does not seek to engage Lehman in public debate about SOX; it does not contain false and/or misleading statements; and it is not vague or confusing to shareholders.

The Proposal merely requests information that may be material to shareholders and that is not available from any place other than Lehman. With the information requested by the Proposal in the hands of shareholders, they may then take any action on their own that they deem appropriate including increasing or decreasing their investment in Lehman and/or petitioning the government to amend the law. Without such information, shareholders are effectively left in the dark. Such an outcome is not contemplated by the federal securities laws and cannot be considered as sound public policy.

II. The Proposal is not excludable as pertaining to "ordinary business operations."

Lehman asserts that the Proposal is excludable because compliance with SOX is "fundamental to management's ability to run the company on a day-to-day basis" and "could not as a practical matter, be subject to shareholder oversight."

But the Proposal does not in any way seek to interfere with management's ability to run the Company or subject management to inappropriate shareholder oversight. Nor does the Proposal interfere with management's implementation of SOX. The Proposal merely seeks a report on the impacts of SOX on the company.

Lehman is the unique repository of information pertaining to the costs and benefits that may be attributable to SOX. Shareholders are entitled to know whether and to what extent laws and regulations may adversely impact their investments. Such disclosure of material information is a basic tenet of the federal securities laws.

Given the information requested by the Proposal, shareholders might then be able to make more informed decisions with respect to increasing or decreasing their investment in Lehman or perhaps petitioning the government for appropriate changes in the law. Without the information requested by the Proposal, shareholders are effectively left in the dark – which is contrary to the intent of securities laws and regulations.

The issue at hand is not how management is implementing SOX, but how SOX may be impacting shareholders. The Proposal seeks information about the impacts of SOX on the Company, not oversight of management. The Proposal in no way questions management's compliance with SOX. The Proposal assumes that management is in compliance with SOX. The information requested by the Proposal would shed light on whether the benefits of the law outweigh its costs and thereby provide shareholders with relevant information to make appropriate decisions.

Lehman asserts, but does not explain how the Proposal seeks to micro-manage the Company. Without support, Lehman's assertion cannot stand.

Lehman also asserts that the matters addressed by the Proposal are "too complex" for shareholders to make an "informed judgment." But almost two-thirds (66 percent) of Lehman's shareholders are sophisticated institutional investors. Surely the Proposal's cost-benefit analysis of SOX is not "too complex" for them. Moreover, all shareholders are deemed competent to understand the complex, and often Byzantine, financial disclosures required of all companies. It is not credible to claim that shareholders are incompetent to weigh the costs of SOX against its benefits.

Once again, the Proposal does not intend to interfere with Lehman's compliance with SOX. The Proposal merely requests disclosure of information about the impacts of such compliance so that shareholders may make informed investment-related decisions.

Lehman asserts that several prior Staff decisions support its arguments. All of these decisions are distinguishable from the Proposal and, therefore, do not support Lehman's assertions.

- *Microsoft Corporation (September 29, 2006)* – First, as the original proponent of the proposal in *Microsoft*, we filed an appeal with the Staff and are still awaiting a response from the Staff. In any event, the proposal in Microsoft is easily distinguishable from the Proposal filed with Lehman ("Lehman Proposal"). The Microsoft proposal requested a report from management that would explain its decision to publicly advocate for increased government regulation of the Internet. The Lehman Proposal requests a report on actual and costs incurred and benefits produced by complying with SOX. So while the Microsoft proposal asked management to explain its ongoing and future lobbying for a particular potential public policy, the Lehman Proposal asks for report on the past impacts of a particular existing public policy. The Lehman Proposal does not ask that management explain its SOX compliance process to shareholders, rather it requests management to disclose the impact of SOX on shareholder value.

- *Verizon Communications (January 31, 2006); Citigroup (January 26, 2006); Johnson & Johnson (January 24, 2006); and General Electric Company (January 17, 2006)* – The proposals in *Verizon*, *Citigroup*, *Johnson & Johnson* and *General Electric* are distinguishable from the Lehman Proposal in that they requested reports on a hypothetical future change in public policy. The Lehman Proposal, in contrast, requests a report quantifying the *actual* costs and benefits of complying with an existing public policy that has become controversial.

- *Niagara Mohawk Holdings, Inc. (March 5, 2001); International Business Machines Corporation (March 2, 2000); GTE Corporation (Feb. 10, 1992); and Dole Food Company (February 10, 1992)* – As in the case of *Verizon Communications*, *supra*, these proposals all dealt with hypothetical future changes in public policy. The Lehman Proposal, in contrast, addresses an existing public policy and requests a report on the actual costs and benefits incurred by Lehman.

Lehman inaccurately and incorrectly asserts that the Proposal attempts to draw the Company into the political and legislative process. The Proposal quite clearly states that shareholders have the right to know how laws and regulations impact their investments so that they – i.e., the shareholders – may take appropriate action. The Proposal does not request that Lehman become involved nor does it expect such involvement. The Proposal merely requests that information be disclosed to shareholders so that shareholders may take investment-related action.

Citing *Pacific Enterprises (February 12, 1996),* Lehman oddly and without factual support attempts to assert that the Proposal somehow amounts to an effort to "frame Lehman's policy on questions of legal and regulatory compliance." As stated previously, the purpose of the Proposal is to provide shareholders with information pertaining to the costs and benefits of SOX so that shareholders may then take appropriate investment-related action. The Proposal does not seek to influence *how* Lehman complies with SOX or to prod Lehman to participate in the public debate about SOX.

Lehman also attempts to argue that the excludability of the Proposal depends on whether it addresses "public policy impacts outside the Company" or "matters of the company's internal business operations, planning and strategies." But Lehman incorrectly cites *General Electric Company (Jan. 17, 2006)* and *Occidental Petroleum Corporation (February 7, 2006).* Both proposals addressed company policy with respect to the impacts of those policies on the companies themselves – not public policy impacts external to the companies. The proposal in *General Electric* requested information pertaining to the costs and benefits on the company of its global warming policy. The proposal in Occidental Petroleum requested information pertaining to a public policy that might have adverse impacts on the company's business. Neither proposal focuses on the impacts of company policy outside the companies.

Lehman's reliance on *Pfizer Inc. (Jan. 24, 2006)* and *Marathon Oil (Jan. 23, 2006)* is also misplaced since those proposals requested information about the economic effects of HIV/AIDS, tuberculosis and malaria company business strategies and risk profiles.

First, although HIV/AIDS, tuberculosis and malaria are tragic, ongoing disease epidemics they do not constitute the sort of "significant social policy" issue the Staff addressed in Exchange Act Release 40,018 (May 21, 1998). There was no specific public policy debate concerning those epidemics that was addressed by those proposals. The disease epidemics were indeed tragedies but there was no public debate about that fact. SOX, in contrast, is precisely the sort of significant social policy issue that is contemplated by the Release. Lehman even acknowledges that fact in its letter.

Next, the proposals in *Pfizer* and *Marathon Oil* requested reports that asked the companies to speculate on the hypothetical future economic impacts of the disease epidemics on the companies' businesses. In contrast, the Proposal requests a report on the actual costs and benefits of SOX, an existing law that has become quite controversial and a significant social policy issue of the sort contemplated by Exchange Act Release 40,018.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject Lehman's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Lehman and its representatives concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to Lehman and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Lehman or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Lehman's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Cc: Jeffrey A. Welikson, Lehman Brothers
Andrew Keller, Simpson Thacher & Bartlett LLP

LEHMAN BROTHERS

RECEIVED

December 4, 2006

2006 DEC -5 PM 12: 12

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Lehman Brothers Holdings Inc. ("Lehman") received a letter dated October 27, 2006 from the Free Enterprise Action Fund (the "Proponent"), presenting a stockholder proposal to be included in Lehman's next proxy statement (the "Proposal"). The Proposal is attached hereto as Exhibit A. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against Lehman if it omits the Proposal. We submit that the Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(7) because it relates to the conduct of ordinary business operations.

The Proposal

The Proposal requests that Lehman prepare a "Sarbanes-Oxley Right-to-Know Report" by October 2007. The Proposal notes that the report should include: (i) an assessment of the costs and benefits of the Sarbanes-Oxley Act of 2002 ("SOX") on Lehman's in-house operations; and (ii) an assessment of the impacts of SOX on Lehman's investment banking business.

The supporting statement for the Proposal states, among other things, that Lehman's stockholders "have the right to know how SOX impacts [Lehman] so they can take appropriate action if warranted" and it goes on to quote excerpts from *Wall Street Journal* articles that emphasize the "burden of compliance" and "costs and concerns" associated with SOX.

Rule 14a-8(i)(7) – Ordinary Business

Under Rule 14a-8(i)(7), a company may exclude a proposal if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy rests on two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment." Id. Lehman believes that the foregoing policy considerations clearly justify exclusion of the Proposal. Not only is complying with and assessing the impact of applicable laws, including SOX, intricately interwoven with Lehman's day-to-day business operations, business planning and financial reporting process, but it is precisely the type of a "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In determining whether a shareholder proposal that requests preparation and dissemination of a special report to shareholders or to form committees on specific aspects of a company's business is excludable under Rule 14a-8(i)(7), the Staff has indicated that it "will consider whether the subject matter of the special report or the committee involves a matter of ordinary business." See Exchange Act Release No. 34-20091 (Aug. 16, 1983). Here, the Proposal by its very terms relates to nothing outside of the ordinary business of Lehman. The Proponent specifically requests that the requested report include an assessment of the impact of SOX on Lehman's "in-house operations" and "investment banking business."

Lehman, as a global participant in the financial services industry, is subject to extensive regulation under both federal and state laws in the U.S. and under the laws of the many international jurisdictions in which it does business. In addition, Lehman is regulated by a number of self-regulatory organizations. It would be difficult to find matters that are more intimately related to the ability of Lehman's management to run the company on a day-to-day basis, than decisions relating to the resources allocated to ensure compliance with the numerous rules and regulations, including SOX, to which Lehman is subject. Lehman's compliance with SOX and other applicable legislation and regulation is a complex matter of fundamental importance to Lehman's day-to-day business and is not amenable to direct shareholder oversight.

In addition, the Staff has consistently permitted shareholder proposals to be excluded under Rule 14a-8(i)(7) where such proposals appeared to be directed at engaging the company in a political or legislative process relating to an aspect of its business operations. See Microsoft Corporation (Sep. 29, 2006) (permitting exclusion of proposal submitted by the same Proponent that called for a report to shareholders that included an analysis of the impact of expanded government regulation of the internet); Verizon Communications Inc. (Jan. 31, 2006) (permitting exclusion of proposal submitted by the Proponent that sought a board report on the estimated impacts of a flat tax on the company); Citigroup Inc. (Jan. 26, 2006) (same); Johnson & Johnson (Jan. 24, 2006) (same); General Electric Company (Jan. 17, 2006) (same); Niagara Mohawk Holdings, Inc. (Mar. 5, 2001) (permitting exclusion of proposal requesting board to establish a committee of outside directors to report on the impact of pension-related legislation then being considered by national policymakers); International Business Machines Corporation (Mar. 2, 2000) (same). See also GTE Corporation (Feb. 10, 1992) (permitting exclusion of a proposal that called for a report evaluating the impact of various federal healthcare proposals); and Dole Food Company, Inc. (Feb. 10, 1992) (same).

In International Business Machines, supra, the Staff's letter allowing exclusion of the proposal specifically noted that "the proposal appears directed at involving IBM in the political and legislative process relating to an aspect of IBM's operations." Similarly, based on its supporting statement, the Proponent is clearly seeking to use Lehman's resources in order to advance a specific political objective. As discussed above, the supporting statement for the Proposal states, among other things, that Lehman's stockholders "have the right to know how SOX impacts [Lehman] so they can take appropriate action if warranted" and it goes on to quote excerpts from *Wall Street Journal* articles that emphasize the "burden of compliance" and "costs and concerns" associated with SOX. Although the Proposal calls for an evaluation of existing legislation, rather than proposed legislation as in the no-action letters referenced above, in light of statements by various political leaders calling for SOX reforms and Chairman Christopher Cox's recent testimony before the U.S. House Committee on Financial Services, addressing improvements to be made in the implementation of SOX, the Proposal indirectly relates to proposed legislative and regulatory changes and inappropriately seeks to intervene in Lehman's day-to-day operations in order to advance a specific political objective.

In Pacific Enterprises (Feb. 12, 1996), in which the Staff allowed the exclusion of a proposal that a utility dedicate its resources to ending state utility deregulation, the company successfully argued that a "determination as to the resources to devote to regulatory matters is a routine business decision properly reserved for management" as it involves the evaluation of a number of factors and stockholders are not positioned to make such judgments. Similarly, Lehman's stance regarding SOX compliance and the evaluation of costs and benefits relating thereto depends on an intimate knowledge of the company's business, strategies and marketplace position. Stockholders are simply not in a position to frame Lehman's policy on complex questions of legal and regulatory compliance. This activity is properly reserved for management.

Lehman acknowledges that the Proponent may argue that the Proposal involves a matter with public policy implications, given the current debate regarding the costs relating to SOX compliance, particularly for small and foreign issuers; however, this does not remove the Proposal from the realm of ordinary business. Rather, no-action precedents demonstrate the applicability of Rule 14a-8(i)(7) depends largely on whether implementing the proposal would have broad public policy impacts outside the company, or instead would deal only with matters of the company's internal business operations, planning and strategies. Thus, the Staff has required the inclusion of proposals asking companies to prepare reports on the impacts of human activity on global warming, see General Electric Company (Jan. 17, 2006) and Occidental Petroleum Corporation (Feb. 7, 2006), but allowed companies to exclude proposals requesting inward-looking reports on the economic effects of HIV/AIDs, tuberculosis and malaria pandemics on their business strategy and risk profile. See Pfizer Inc. (Jan. 24, 2006) and Marathon Oil (Jan. 23, 2006). The Proposal falls squarely in the latter group.

Conclusion

For the reasons set forth above, it is respectfully submitted that the omission of the Proposal from Lehman's next proxy statement is proper. We respectfully request your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted.

In accordance with Rule 14a-8(j), Lehman is simultaneously sending a copy of this letter and all attachments to the Proponent. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's web site and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

If you have any questions, require further information, or wish to discuss this matter, please call me at (212) 526-0546.

Very truly yours,

LEHMAN BROTHERS HOLDINGS INC.

By: /s/ Jeffrey A. Welikson

Name: Jeffrey A. Welikson
Title: Vice President and Secretary

cc. Steven J. Milloy
(The Free Enterprise Action Fund)
Andrew Keller
(Simpson Thacher & Bartlett LLP)

EXHIBIT A

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

Post-it® Fax Note 7671	Date 10/27	# of pages ▶ 05
To JEFFREY WELIKSON	From STEVEN MILLOY	
Co./Dept.	Co.	
Phone #	Phone # 301-258-2852	
Fax # 646-758-2651	Fax #	

BY FAX AND OVERNIGHT MAIL

October 27, 2006

Mr. Jeffrey A. Welikson
Corporate Secretary
Lehman Brothers Holdings, Inc.
1301 Avenue of the Americas
New York, NY 10019

Dear Mr. Secretary:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Lehman Brothers Holdings Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund (the "FEAF") is the beneficial owner of approximately 273 shares of the Company's common stock, 206 shares of which have been held continuously for more than a year prior to this date of submission. The FEAF intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of the FEAF's beneficial ownership of the aforementioned Company stock.

The FEAF's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAF. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAF, Owner of Lehman Brothers Holdings Inc. Common Stock

Enclosures: Shareholder Resolution: Sarbanes-Oxley Right-to-Know Report
Letter from Huntington National Bank

SARBANES-OXLEY RIGHT-TO-KNOW REPORT

Resolved: The shareholders request that the Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a Sarbanes-Oxley Right-to-Know Report. The report should include:

1. An assessment of the costs and benefits of the Sarbanes-Oxley Act on the Company's in-house operations; and
2. An assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business.

Supporting Statement:

Since the Company operates for the benefit of shareholders, they have the right to know how laws and regulations impact Company operations.

The Sarbanes-Oxley Act of 2002 (SOX) was intended to improve investor protection and confidence. SOX, however, may adversely impact Company operations without providing the commensurate benefits intended by Congress. Shareholders have the right to know how SOX impacts the Company so they can take appropriate action if warranted.

SOX may be harming shareholder value through unnecessarily burdensome compliance costs and by reducing the Company's investment banking business.

"[In 2005,] only one of the world's 25 biggest initial public offerings listed in the U.S. So far in 2006, just one of the 10 biggest IPOs have priced here. Six years ago, in comparison, the U.S. hosted nine of the top 10 IPOs. Many executives here and abroad blame U.S. regulation. High on their hit list is Sarbanes-Oxley – SOX –, the 2002 corporate-governance law that many CEOs find overly restrictive and costly. [Wall Street Journal, Fixing SOX No Quick Fix, September 22, 2006]

"...Anguish over SOX in this country is not abating... As the CEO of a U.S. stock market, I am in frequent contact with a broad spectrum of business leaders, many of whom list on our exchange. When it comes to SOX, their message is clear: The burden of compliance is onerous, the cost is significant, and it falls disproportionately on smaller companies that are least able to pay. Our research has shown that the burden on small companies, on a percentage of revenue basis, is 11 times that of large companies." [Bob Greifeld, Nasdaq President, *Wall Street Journal*, March 6, 2006]

"That is only part of the problem. In my travels to countries like China, India and Israel, I meet with the new generation of international entrepreneurs who are building businesses and dreaming of the day they can take their companies public. The constant refrain I hear is that when it comes time to do an IPO, they will be reluctant to list on American markets. They will look elsewhere to raise capital, and the main reason they cite is SOX. Indeed, a recent piece in these pages suggested that 90% of international small companies intending to go public are choosing to list abroad because of SOX costs and concerns. Despite the compelling advantages of listing with the world's most efficient markets and having access to our vast pool of sophisticated investors, many of these companies are likely to follow the line of least resistance and list abroad. [Ibid.]

Huntington

October 24, 2006

Mr. Jeffery A. Welikson
Corporate Secretary
Lehman Brothers Holdings Inc.,
1301 Avenue of the Americas
New York, NY 10019

Re: Shareholder Resolution of The Free Enterprise Action Fund

Dear Mr. Welikson,

Huntington National Bank holds 273 shares of Lehman Brothers Holdings Inc. common stock beneficially for The Free Enterprise Action Fund, the proponent of a shareholder proposal submitted to Lehman Brothers Holdings Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. Of the 273 shares of the Company stock, 206 are held by Huntington National Bank have been beneficially owned by The Free Enterprise Action Fund continuously for more than one year prior to the submission of this resolution. Please refer to the attachment for the purchase dates of the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Timothy Easton
Trust Officer
Huntington National Bank
Ph: 614-331-9760
Fx: 614-331-6192

THE HUNTINGTON

Tax Lot Detail

Run on 10/24/2006 3:19:48 PM

As of 10/24/2006
Combined Portfolios
Settlement Date Basis
Administrator: TIM EASTON @ 614-331-9760
Investment Officer: NO OFFICER ASSIGNED
Investment Authority: None
Investment Objective:
Lot Select Method: FIFO

Account: 1041040274
FREE ENTERPRISE ACTION FD

Cusip	Security Name	Ticker	Price	% Market	Market Value
524908100	LEHMAN BROTHERS HOLDINGS INC	LEH	77.640	0.33	21,196

Tax Lot	Acquisition Date	Portfolio	Units	Tax Cost	Market Value	Unrealized Gain/Loss
1	03/03/2005	PRINCIPAL	136.000000	6,207.72	10,559.04	4,351.32
2	03/08/2005	PRINCIPAL	50.000000	2,331.50	3,882.00	1,550.50
3	10/13/2005	PRINCIPAL	20.000000	1,047.60	1,552.80	505.20
4	07/06/2006	PRINCIPAL	35.000000	2,320.85	2,717.40	396.55
5	09/13/2006	PRINCIPAL	32.000000	2,249.28	2,484.48	235.20
* TOTAL *			273.000000	14,156.95	21,195.72	7,038.77

Unit Status	Number of Units	Tax Cost	Market Value
Settled	273.000000	14,156.95	21,195.72

Registration	Number of Units
CEDE and CO - DTC	273.000000

[redacted] [redacted] [redacted]

LEHMAN BROTHERS

January 4, 2007

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

The Free Enterprise Action Fund (the "Proponent"), through its investment adviser, has submitted a letter to the staff of the Division of Corporation Finance (the "Staff") dated December 12, 2006 (the "Proponent's Letter"), a copy of which is attached hereto as Exhibit A. The Proponent's Letter was in response to a no-action petition (the "Petition") submitted by Lehman Brothers Holdings Inc. ("Lehman") on December 4, 2006, to exclude the stockholder proposal (the "Proposal") submitted by the Proponent requesting that Lehman prepare a "Sarbanes-Oxley Right-to-Know Report" by October 2007. The Proposal requests that the report should include: (i) an assessment of the costs and benefits of the Sarbanes-Oxley Act of 2002 ("SOX") on Lehman's in-house operations; and (ii) an assessment of the impacts of SOX on Lehman's investment banking business.

Lehman maintains that the arguments stated in the Petition fully support the exclusion of the Proposal from Lehman's proxy materials in accordance with Rule 14a-8(i)(7). The Proponent's Letter argues, among other things, that the Proposal may not be omitted because it does not relate to Lehman's ordinary business operations and because it raises a significant social policy issue. Lehman respectfully submits that the arguments set forth in the Proponent's Letter lack merit and it also seeks to respond to the Proponent's mischaracterization of a statement made by Lehman in the Petition.

The Proposal Relates to Lehman's Ordinary Business Operations

Lehman's position, as articulated in detail in the Petition, is that the Proposal deals with Lehman's ordinary business operations. Lehman's compliance with SOX and other applicable legislation and regulation is a complex matter of fundamental importance to Lehman's day-to-day business. Rather than repeating the position set forth in the Petition, Lehman would like to respond to the arguments set forth in the Proponent's Letter.

The Proponent's Letter argues that the Proposal is not excludable as pertaining to Lehman's ordinary business operations, as it "merely seeks a report on the impacts of SOX *on the company*" (emphasis added). Moreover, the Proposal itself specifically notes that the requested report include an assessment of the impact of SOX "on [Lehman]'s in-house operations" and "on [Lehman]'s investment banking business." The Proponent claims that Lehman's references in the Petition to General Electric Company (Jan. 17, 2006) and Occidental Petroleum Corporation (Feb. 7, 2006) are misplaced in that the proposals in those instances "addressed company policy with respect to the impacts of [global warming] policies *on the companies themselves*" (emphasis added), as opposed to public policy impacts external to the companies, and that "Neither [the General Electric or the Occidental Petroleum] proposal focuses on the impacts of company policy outside the companies." However, the Proponent failed to note that both of those proposals, unlike the Proposal here, requested reports that spoke to matters beyond the impact of policies on the company itself--for instance, the General Electric proposal required a report that discussed the "extent to which [the company] believes human activity will significantly alter the global climate" and the Occidental Petroleum proposal required a "Scientific Report on Global Warming/Cooling" that discussed, among other things, "the 'greenhouse effect' that [the company] considers to occur on the global temperature measurement from the concentration of atmospheric carbon dioxide." Furthermore, in both cases, the companies had themselves already entered the global warming debate by previously publishing their own policies or reports on the issue, thereby removing the matter from their ordinary business operations. That is not the case here.

The Proponent's effort to distinguish Pfizer Inc. (Jan. 24, 2006) and Marathon Oil Corporation (Jan. 23, 2006), because there is "no public policy debate" concerning HIV/AIDS, tuberculosis and malaria, does not reflect the position enunciated by the Staff in its responses to those letters (i.e., that the proposals related to evaluation of risk to the company). In Staff Legal Bulletin No. 14C (Jun. 28, 2005), the Staff indicated where proposals "focus on the company engaging in an internal assessment of the risks or liabilities that the company faces" as a result of the social policy issue, it will concur with a company's view that there is a basis for exclusion of such a proposal under Rule 14a-8(i)(7). See Id. The relevance of Pfizer Inc. and Marathon Oil Corporation to the proposal at hand is that even where a proposal may be considered to involve social policy issues, as the Proponent has argued with respect to its SOX proposal, it may nonetheless be excluded if its focus is on the impact of those issues on the company's operations rather than, for instance, whether the company could change its operations in a manner that would have an impact on those issues outside the company, which might justify excluding the proposal from the parameters of Rule 14a-8(i)(7).

The Proposal Does Not Articulate a Significant Social Policy Issue

The Proponent's Letter makes the assertion that the Proposal raises a significant social policy issue. It cites no rulings by the Staff, other than the General Electric Company proposal discussed above, to support its position nor does it make any arguments that support a determination that SOX reform is a social policy issue. The only support the Proponent offers for the contention that the Proposal raises significant social policy issues is the "ongoing public debate about SOX." Public debate alone is not sufficient to deem a topic a "significant social policy issue." In an attempt to provide additional support for the notion that the Proposal raises significant social policy issues, the Proponent mischaracterized Lehman's anticipatory statement that "the Proponent may argue that the Proposal involves a matter with public policy considerations" as an acknowledgement that such considerations in fact exist. No such acknowledgement was made.

We continue to believe that the Proposal at hand is far more analogous to the proposals related to the impact of proposed legislation on a company's business operations that the Staff has previously permitted to be excluded under Rule 14a-8(i)(7), such as the proposal related to pension-related legislation considered in International Business Machines Corporation or the proposal related to flat tax legislation addressed in Verizon Communications Inc., than one that raises a significant social policy issue such as the impact of global warming on the earth's environment.

The Proposal Seeks to Involve Lehman in a Legislative or Political Process

The Proponent endeavors to sidestep the Staff's previously enunciated position--demonstrated in a series of no action letters described in the Petition--that shareholder proposals that are directed at engaging a company in a political or legislative process may be excluded under Rule 14a-8(i)(7), by distinguishing the no action letters merely on the basis that they involved the impacts of proposed legislative changes, as opposed to the impact of legislation already in effect. However, as was stressed in Lehman's Petition, SOX reforms are already being contemplated and an analysis of SOX's impact is therefore inextricably intertwined with the various proposed legislative and regulatory changes currently being considered by Congressional leaders and the SEC.

The Proponent's assertion that the reference in the Petition to Pacific Enterprises (Feb. 12, 1996) (in which the Staff allowed the exclusion of a proposal that a utility dedicate its resources to ending state utility deregulation) is "odd" is perplexing in that the Proponent, like the proponent in Pacific Enterprises, seems intent on requiring Lehman to use its resources in order to further the Proponent's political objectives. In fact, in the Proponent's Letter and in a recent opinion piece, the Proponent stated that the report requested by the Proposal is intended to place investors "in a position to make appropriate investment-related decisions, including altering their investment positions and petitioning the government to amend SOX." The New York Sun: Remembering the Shareholder (Dec. 11, 2006) (attached hereto as Exhibit B). Although the Proponent represents that it does not seek to "draw [Lehman] into the political and legislative process," the Proponent's own statements have conveyed an entirely different message.

Conclusion

For the reasons set forth above, as well as those set forth at greater length in Lehman's Petition, it is respectfully submitted that the omission of the Proposal from Lehman's next proxy statement is proper.

In accordance with Rule 14a-8(j), Lehman is simultaneously sending a copy of this letter and all attachments to the Proponent. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's web site and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

If you have any questions, require further information, or wish to discuss this matter, please call me at (212) 526-0546.

Very truly yours,

LEHMAN BROTHERS HOLDINGS INC.

By: /s/ Jeffrey A. Welikson

Name: Jeffrey A. Welikson
Title: Vice President and Secretary

cc. Steven J. Milloy
(The Free Enterprise Action Fund)
Andrew Keller
(Simpson Thacher & Bartlett LLP)

action fund
management llc

12309 briarbush lane
potomac, md 20854
301-258 2852
301-330 3440

December 12, 2006

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Lehman Brothers Holdings Inc.; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAOX") in response to the December 4, 2006 request by Lehman Brothers Holdings Inc. ("Lehman" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with Lehman's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

Action Fund Management, LLC is the investment adviser for FEAOX and is authorized to act on behalf of FEAOX. FEAOX believes the Proposal is not excludable for any of the reasons claimed by Lehman.

THE PROPOSAL

The Proposal states in its entirety:

SARBANES-OXLEY RIGHT-TO-KNOW REPORT

Resolved: The shareholders request that the Board of Directors prepare by October 2007, at reasonable expense and omitting proprietary information, a Sarbanes-Oxley Right-to-Know Report. The report should include:

1. An assessment of the costs and benefits of the Sarbanes-Oxley Act on the Company's in-house operations; and
2. An assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business.

Supporting Statement:

Since the Company operates for the benefit of shareholders, they have the right to know how laws and regulations impact Company operations.

The Sarbanes-Oxley Act of 2002 (SOX) was intended to improve investor protection and confidence. SOX, however, may adversely impact Company operations without providing the commensurate benefits intended by Congress. Shareholders have the right to know how SOX impacts the Company so they can take appropriate action if warranted.

SOX may be harming shareholder value through unnecessarily burdensome compliance costs and by reducing the Company's investment banking business.

"[In 2005,] only one of the world's 25 biggest initial public offerings listed in the U.S. So far in 2006, just one of the 10 biggest IPOs have priced here. Six years ago, in comparison, the U.S. hosted nine of the top 10 IPOs. Many executives here and abroad blame U.S. regulation. High on their hit list is Sarbanes-Oxley – SOX –, the 2002 corporate-governance law that many CEOs find overly restrictive and costly. [Wall Street Journal, Fixing SOX No Quick Fix, September 22, 2006]

"...Anguish over SOX in this country is not abating... As the CEO of a U.S. stock market, I am in frequent contact with a broad spectrum of business leaders, many of whom list on our exchange. When it comes to SOX, their message is clear: The burden of compliance is onerous, the cost is significant, and it falls disproportionately on smaller companies that are least able to pay. Our research has shown that the burden on small companies, on a percentage of revenue basis, is 11 times that of large companies." [Bob Greifeld, Nasdaq President, *Wall Street Journal*, March 6, 2006]

"That is only part of the problem. In my travels to countries like China, India and Israel, I meet with the new generation of international entrepreneurs who are building businesses and dreaming of the day they can take their companies public. The constant refrain I hear is that when it comes time to do an IPO, they will be reluctant to list on American markets. They will look elsewhere to raise capital, and the main reason they cite is SOX. Indeed, a recent piece in these pages suggested that 90% of international small companies intending to go public are choosing to list abroad because of SOX costs and concerns. Despite the compelling advantages of listing with the world's most efficient markets and having access to our vast pool of sophisticated investors, many of these companies are likely to follow the line of least resistance and list abroad. [Ibid.]

RESPONSE TO LEHMAN'S CLAIMS

I. Summary of the Proposal

The Proposal requests that Lehman prepare a report on the costs and benefits to the Company of the Sarbanes-Oxley Act of 2002 ("SOX"). Although SOX was enacted to improve investor protection and confidence, significant public debate has arisen about whether SOX's costs outweigh its benefits to companies. SOX is a significant social policy that may impose substantial costs on Lehman and that also may also impact Lehman's business opportunities.

Given the ongoing public debate about SOX, the Proposal views SOX as the sort "significant social policy issue" contemplated in Exchange Act Release No. 40,018 (May 21, 1998). Because the Proposal addresses a significant social policy issue – i.e., balancing the costs and benefits of the investor protection and confidence offered by SOX – that is the subject of considerable public debate, the Proposal is not excludable from proxy materials merely because it may relate in some manner to some aspect of ordinary business operations. Lehman acknowledges in its request that "the Proposal involves a matter with public policy implications."

The purpose of the Proposal is in the nature of disclosure. That is, shareholders are entitled to know how the significant social policy issue of SOX impacts their investment in Lehman.

The Proposal requests information about costs and benefits incurred by Lehman in the implementation of SOX - a similar request to what the Staff previously deemed appropriate for the shareholder proposal in *General Electric Company (January 17, 2006)*. The only difference between the two proposals is that in *General Electric Company*, the global warming policy at issue was self-imposed whereas the instant Proposal focuses on a financial regulatory policy externally imposed on Lehman. We believe that the source of the policy is not material with respect to whether the Proposal is excludable. Both global warming and SOX are subjects of considerable public debate that transcends ordinary business operations. As such, SOX constitutes a significant social policy issue of the type discussed in Exchange Act Release 40,018.

Contrary to Lehman's claims, the Proposal does not seek to monitor or micro-manage the Company's implementation of SOX; it does not seek to engage Lehman in public debate about SOX; it does not contain false and/or misleading statements; and it is not vague or confusing to shareholders.

The Proposal merely requests information that may be material to shareholders and that is not available from any place other than Lehman. With the information requested by the Proposal in the hands of shareholders, they may then take any action on their own that they deem appropriate including increasing or decreasing their investment in Lehman and/or petitioning the government to amend the law. Without such information, shareholders are effectively left in the dark. Such an outcome is not contemplated by the federal securities laws and cannot be considered as sound public policy.

II. The Proposal is not excludable as pertaining to "ordinary business operations."

Lehman asserts that the Proposal is excludable because compliance with SOX is "fundamental to management's ability to run the company on a day-to-day basis" and "could not as a practical matter, be subject to shareholder oversight."

But the Proposal does not in any way seek to interfere with management's ability to run the Company or subject management to inappropriate shareholder oversight. Nor does the Proposal interfere with management's implementation of SOX. The Proposal merely seeks a report on the impacts of SOX on the company.

Lehman is the unique repository of information pertaining to the costs and benefits that may be attributable to SOX. Shareholders are entitled to know whether and to what extent laws and regulations may adversely impact their investments. Such disclosure of material information is a basic tenet of the federal securities laws.

Given the information requested by the Proposal, shareholders might then be able to make more informed decisions with respect to increasing or decreasing their investment in Lehman or perhaps petitioning the government for appropriate changes in the law. Without the information requested by the Proposal, shareholders are effectively left in the dark which is contrary to the intent of securities laws and regulations.

The issue at hand is not how management is implementing SOX, but how SOX may be impacting shareholders. The Proposal seeks information about the impacts of SOX on the Company, not oversight of management. The Proposal in no way questions management's compliance with SOX. The Proposal assumes that management is in compliance with SOX. The information requested by the Proposal would shed light on whether the benefits of the law outweigh its costs and thereby provide shareholders with relevant information to make appropriate decisions.

Lehman asserts, but does not explain how the Proposal seeks to micro-manage the Company. Without support, Lehman's assertion cannot stand.

Lehman also asserts that the matters addressed by the Proposal are "too complex" for shareholders to make an "informed judgment." But almost two-thirds (66 percent) of Lehman's shareholders are sophisticated institutional investors. Surely the Proposal's cost-benefit analysis of SOX is not "too complex" for them. Moreover, all shareholders are deemed competent to understand the complex, and often Byzantine, financial disclosures required of all companies. It is not credible to claim that shareholders are incompetent to weigh the costs of SOX against its benefits.

Once again, the Proposal does not intend to interfere with Lehman's compliance with SOX. The Proposal merely requests disclosure of information about the impacts of such compliance so that shareholders may make informed investment-related decisions.

Lehman asserts that several prior Staff decisions support its arguments. All of these decisions are distinguishable from the Proposal and, therefore, do not support Lehman's assertions.

- *Microsoft Corporation (September 29, 2006)* – First, as the original proponent of the proposal in *Microsoft*, we filed an appeal with the Staff and are still awaiting a response from the Staff. In any event, the proposal in Microsoft is easily distinguishable from the Proposal filed with Lehman ("Lehman Proposal"). The Microsoft proposal requested a report from management that would explain its decision to publicly advocate for increased government regulation of the Internet. The Lehman Proposal requests a report on actual and costs incurred and benefits produced by complying with SOX. So while the Microsoft proposal asked management to explain its ongoing and future lobbying for a particular potential public policy, the Lehman Proposal asks for report on the past impacts of a particular existing public policy. The Lehman Proposal does not ask that management explain its SOX compliance process to shareholders, rather it requests management to disclose the impact of SOX on shareholder value.

- *Verizon Communications (January 31, 2006); Citigroup (January 26, 2006); Johnson & Johnson (January 24, 2006); and General Electric Company (January 17, 2006)* – The proposals in *Verizon, Citigroup, Johnson & Johnson* and *General Electric* are distinguishable from the Lehman Proposal in that they requested reports on a hypothetical future change in public policy. The Lehman Proposal, in contrast, requests a report quantifying the *actual* costs and benefits of complying with an existing public policy that has become controversial.

- *Niagara Mohawk Holdings, Inc. (March 5, 2001); International Business Machines Corporation (March 2, 2000); GTE Corporation (Feb. 10, 1992); and Dole Food Company (February 10, 1992)* -- As in the case of *Verizon Communications, supra*, these proposals all dealt with hypothetical future changes in public policy. The Lehman Proposal, in contrast, addresses an existing public policy and requests a report on the actual costs and benefits incurred by Lehman.

Lehman inaccurately and incorrectly asserts that the Proposal attempts to draw the Company into the political and legislative process. The Proposal quite clearly states that shareholders have the right to know how laws and regulations impact their investments so that they i.e., the shareholders -- may take appropriate action. The Proposal does not request that Lehman become involved nor does it expect such involvement. The Proposal merely requests that information be disclosed to shareholders so that shareholders may take investment-related action.

Citing *Pacific Enterprises (February 12, 1996)*, Lehman oddly and without factual support attempts to assert that the Proposal somehow amounts to an effort to "frame Lehman's policy on questions of legal and regulatory compliance." As stated previously, the purpose of the Proposal is to provide shareholders with information pertaining to the costs and benefits of SOX so that shareholders may then take appropriate investment-related action. The Proposal does not seek to influence *how* Lehman complies with SOX or to prod Lehman to participate in the public debate about SOX.

Lehman also attempts to argue that the excludability of the Proposal depends on whether it addresses "public policy impacts outside the Company" or "matters of the company's internal business operations, planning and strategies." But Lehman incorrectly cites *General Electric Company (Jan. 17, 2006)* and *Occidental Petroleum Corporation (February 7, 2006)*. Both proposals addressed company policy with respect to the impacts of those policies on the companies themselves not public policy impacts external to the companies. The proposal in *General Electric* requested information pertaining to the costs and benefits on the company of its global warming policy. The proposal in Occidental Petroleum requested information pertaining to a public policy that might have adverse impacts on the company's business. Neither proposal focuses on the impacts of company policy outside the companies.

Lehman's reliance on *Pfizer Inc. (Jan. 24, 2006)* and *Marathon Oil (Jan. 23, 2006)* is also misplaced since those proposals requested information about the economic effects of HIV/AIDS, tuberculosis and malaria company business strategies and risk profiles.

First, although HIV/AIDS, tuberculosis and malaria are tragic, ongoing disease epidemics they do not constitute the sort of "significant social policy" issue the Staff addressed in Exchange Act Release 40,018 (May 21, 1998). There was no specific public policy debate concerning those epidemics that was addressed by those proposals. The disease epidemics were indeed tragedies but there was no public debate about that fact. SOX, in contrast, is precisely the sort of significant social policy issue that is contemplated by the Release. Lehman even acknowledges that fact in its letter.

Next, the proposals in *Pfizer* and *Marathon Oil* requested reports that asked the companies to speculate on the hypothetical future economic impacts of the disease epidemics on the companies' businesses. In contrast, the Proposal requests a report on the actual costs and benefits of SOX, an existing law that has become quite controversial and a significant social policy issue of the sort contemplated by Exchange Act Release 40,018.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject Lehman's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Lehman and its representatives concerning the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter. A copy of this correspondence has been timely provided to Lehman and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Lehman or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Lehman's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Cc: Jeffrey A. Welikson, Lehman Brothers
Andrew Keller, Simpson Thacher & Bartlett LLP

New York The Sun

Remember The Shareholder

BY THOMAS BORELLI and STEVEN MILLOY
December 11, 2006
URL: http://www.nysun.com/article/44908

What if someone threw a Sarbanes-Oxley reform party and no one from Wall Street showed up?

An independent bipartisan panel of 22 financial and legal experts just issued a 135-page interim report recommending ways to improve American competitiveness in global markets. Not surprisingly, the Committee on Capital Markets Regulation, as it is formally known, identified the Sarbanes-Oxley Act of 2002, known as SOX, as a major problem.

While embracing SOX's goal of enhanced investor protection, the committee favored reducing SOX's internal compliance costs, which are $4.36 million in the first year of implementation for the average company. It acknowledged that companies were moving abroad. But it reached no important conclusion on the competitiveness issue other than to recognize that available data are insufficient. The uncertainty generally surrounding SOX's effects led the committee to recommend that regulators collect better and more complete information relating to compliance costs.

But what are those costs? This is an important question. For while the price of fraud is often all too visible — Enron — the costs of regulation are often left out of the competitiveness equation because they are simply too hard to quantify. Regulations such as SOX amount to a sort of "Enron tax" upon public companies, even virtuous ones. In addition, the securities industry is a cozy place. Companies wary of regulators for a number of reasons — reasons that may have nothing to do with these costs — are sometimes unwilling to spotlight costs or to complain out of fear of antagonizing those regulators. The feel-good assumption that "people are more confident" since the passage of SOX is itself tricky, for if companies want to commit fraud, they still may.

But to get back to the costs. We too, as shareholders in companies at issue, wanted to know. So we recently filed shareholder proposals with Wall Street firms — including Morgan Stanley, Lehman Brothers, Bear Stearns, and Merrill Lynch — requesting that they report to shareholders about SOX's costs and benefits, in terms of both internal compliance costs and investment banking business. We called this proposal "the Sarbanes-Oxley Right to Know Report." We want the proposals to be included in those firms' 2007 proxy materials so that shareholders may vote on them. We reminded the companies that "since the company operates for the benefit of shareholders, they have the right to know how laws and regulations impact company operations."

We've been disappointed by the response so far from these firms.

One company contacted us in an effort to negotiate our proposal away. The company indicated that it had no idea what SOX cost and no clue as to how to approach the question of the law's effect on its investment banking business. We were chagrined, but the company at least made an effort to discuss an important issue with some of its shareholders.

Morgan Stanley and Lehman Brothers, in contrast, chose another approach. Both had law firms petition the Securities and Exchange Commission on their behalf for permission to exclude our shareholder proposal from their 2007 proxy materials. To us they seem to be denying shareholders the ability to get information on how SOX is affecting their investments.

In their petitions to the SEC, both Morgan Stanley and Lehman Brothers characterized our proposal as problematic. One lawyer wrote that "the creation of a report assessing the various 'costs' and 'benefits' of Sarbanes-Oxley, even if its ultimate parameters were understood, would place an undue burden on the Company, and we believe that such a report would not benefit Morgan Stanley shareholders. Seeking such a report would, we believe, be an instance of shareholders seeking to micro-manage ordinary business activities. ..."

It's not at all clear to us, however, that asking for a report on SOX's costs and benefits is akin to micro-management. As shareholders, we're not at all interested in meddling with how the firms comply with SOX. Rather, we simply want to know whether and how the law affects our investment. Moreover, such information is not available from another source.

The company petitions also assert that the requested information is too complex for shareholders to use to make informed judgments. So while the government deems shareholders competent enough to understand the complex Byzantine financial data disclosed by companies, the companies are trying to convince the SEC that their shareholders — many of whom are sophisticated institutional investors — are not capable of making sense of SOX's effects.

It is also worth noting that Thomas Russo, Lehman Brothers' vice chairman and chief legal officer, was a member of the committee that recommended collecting more data on the costs and benefits of SOX.

Our proposal merely requests information that is material to shareholders and that would place them in a position to make appropriate investment-related decisions, including altering their investment positions and petitioning the government to amend SOX.

Faced with global competition in American financial markets — a long-term threat to both employment and the economy in New York City — some companies apparently can't be bothered to provide key information.

If our experience is indicative of Wall Street's interest in seeking reform measures sought by the committee report, we may be shackled with SOX and other unnecessary market regulatory burdens for some time to come.

Messrs. Borelli and Milloy advise the Free Enterprise Action Fund, an activist mutual fund that promotes free-enterprise principles within the companies whose shares it owns.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lehman Brothers Holdings Inc.
Incoming letter dated December 4, 2006

The proposal requests that the board of directors prepare, by October 2007, a report on the costs, benefits and impacts of the Sarbanes-Oxley Act on Lehman Brothers.

There appears to be some basis for your view that Lehman Brothers may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., general legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if Lehman Brothers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Rebekah J. Toton
Attorney-Adviser